Exhibit 99.1

NYSE: MMA to Relaunch MixedMartialArts.com With Original Fight Week Content Ahead of Conor McGregor’s July 11 UFC Return

MMA.INC to leverage one of the biggest attention moments in combat sports to drive original content, user registrations and owned audience growth across MixedMartialArts.com

Highlights

●	MixedMartialArts.com to relaunch around UFC International Fight Week and Conor McGregor’s July 11 return
●	Laura Sanko to interview John Kavanagh, McGregor’s long-time coach and MMA.INC co-founder, for original fight-week content
●	Relaunch designed to drive fan engagement, new account registrations and owned audience growth
●	Initiative advances MMA.INC’s strategy to convert global MMA fandom into community, participation and commerce

New York, NY – JUNE 25, 2026 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company” and doing business as MMA.INC), a technology driven ecosystem at the forefront of the global combat sports industry, today announced that it will relaunch MixedMartialArts.com with original content built around UFC International Fight Week and the highly anticipated July 11, 2026 return of investor and strategic advisor Conor McGregor.

As part of the relaunch, UFC broadcaster and MMA.INC Board member Laura Sanko will conduct a feature interview with MMA.INC co-founder John Kavanagh, McGregor’s long-time coach and mentor. The interview is expected to provide rare insight into one of the most watched comeback stories in combat sports and will be released on MixedMartialArts.com in the lead-up to fight night.

The Company intends to use the surge in global attention around McGregor’s return to drive renewed engagement, new account registrations and owned audience growth across MixedMartialArts.com.

MixedMartialArts.com has long been one of the most recognized digital communities in the sport. Through the relaunch, MMA.INC is repositioning the platform as a core fan-engagement and content asset within its broader combat sports ecosystem, which includes BJJLink, TrainAlta, Hype and XP Passport.

“Conor’s return is not just another fight week. It is a global combat sports moment,” said Nick Langton, Founder and CEO of MMA.INC. “When the most influential athlete in the history of the sport returns to the Octagon, attention moves across every layer of MMA; fans, media, gyms, coaches, athletes and brands. Our objective is to convert that attention into owned audience growth and long-term platform engagement.”

“MixedMartialArts.com has extraordinary heritage. It was one of the original digital homes of MMA culture, and we believe the timing is right to relaunch it with stronger content, sharper community focus and deeper integration across the MMA.INC ecosystem. Having Laura interview John in the lead-up to Conor’s return is exactly the type of authentic, high value content that can reconnect fans with the platform and introduce a new generation to MixedMartialArts.com.”

John Kavanagh, co-founder of MMA.INC and McGregor’s long-time coach, has previously been appointed to lead initiatives focused on converting global MMA fans into active participants across the Company’s ecosystem. His upcoming interview with Laura Sanko is expected to cover McGregor’s return, the evolution of the sport, and the broader opportunity to move fans from passive viewership into active training, community and participation.

Laura Sanko, a UFC broadcaster and MMA.INC Board member, brings a rare combination of technical knowledge, broadcast credibility and martial arts experience. Her involvement reflects MMA.INC’s focus on producing original content that is credible to core fans, accessible to broader audiences and strategically aligned with the Company’s mission to grow participation in martial arts globally.

MMA.INC expects the relaunch to support several strategic objectives:

●	Drive new account registrations on MixedMartialArts.com during peak global fan attention
●	Reintroduce MixedMartialArts.com as a major owned media and community asset
●	Use original content to deepen fan engagement and repeat visitation
●	Connect fan activity to MMA.INC’s broader ecosystem, including BJJLink, TrainAlta, and XP Passport
●	Establish a content-led acquisition channel that can support future monetization through community, commerce, subscriptions, rewards and partner activations

“Combat sports does not have an attention problem. It has an infrastructure problem,” Langton added. “Hundreds of millions of people follow MMA, but much of that attention is captured by disconnected platforms. MMA.INC is building owned infrastructure to connect that attention to participation, identity, commerce and community. MixedMartialArts.com is central to that strategy.”

The Company expects to begin releasing relaunch content in the lead-up to UFC International Fight Week and will continue expanding original programming, community features and platform integrations following McGregor’s July 11 return.

About Mixed Martial Arts Group Limited

With over 5 million social media followers, 530,000 user profiles, 100,000+ active students, 18,000 published gyms and 800 verified gyms across 22 countries across its various assets, MMA.INC continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders:

-	A Global Platform: Operating across 22 countries, MMA.INC connects local gyms with global communities and customers in a single, connected network of value.
-	Get Paid to Train: Engaging in training, streaming, coaching or simply supporting any activity, will earn Experience Points (XP), which is transparently logged on chain and can be redeemed for real rewards.
-	One Unified Ecosystem: With existing platform assets including BJJLink, TrainAlta, Hype and MixedMartialArts.com, MMA.INC provides a complete platform that covers training, community, content and fandom like no other.

For more information, visit www.mma.inc

Disclaimer

As we continue to develop our plans discussed above, they could change and there can be no assurance as to any final outcome.

The information provided in this press release is intended for informational purposes only and does not constitute investment advice, endorsement, analysis, or recommendations with respect to any financial instruments, investments, or issuers. This press release does not take into account the investment objectives, financial situation, or specific needs of any particular person and each individual is urged to consult their legal and financial advisors before making any investment decisions.

Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained herein regarding our strategy, platform development, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a database profile that has been claimed or created across the MMA.INC platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: andrew@mma.inc